Exhibit (a)(5)(H)

Jivers,

It’s been a busy couple weeks since my last message, so I thought it would be helpful to provide an update. Aurea’s management team and I spent the last week in deep planning sessions, largely driven by the insights we gained while in Campbell, Portland and San Francisco. This week, a group of Jivers were in Austin helping us take our integration plans to the next level of detail. We’re excited about Jive’s talent, energy and commitment to this transition – and the opportunity of bringing our two companies together.

While we remain committed to achieving an expeditious close date for the transaction, we want to limit distraction for everyone in order to make sure that there is focus on closing a great quarter. We encourage Jivers to continue driving toward their quarterly plans.

With that in mind, we will mark the official integration of the company on June 27 (assuming completion of the transaction.) We’ll begin at 8:00 a.m. PT with an all company meeting where we will lay out the strategic focus of our combined companies, our new organizational structure and our plans for Q3. This will include a Q&A.

We will have key leaders from both Aurea and Jive in every major location, and they will be available for breakouts and individual questions afterwards.

Starting the week of June 27 (assuming completion of transaction), we will focus on three objectives:

•	We will begin to communicate individual-level role decisions in 1:1 meetings in locations (such as the US) where legally permissible; elsewhere, we will initiate formal processes required for employee 1:1 conversations to occur. Any Jiver impacted will be treated respectfully, fairly and with a focus on ensuring continuity of the business.

•	Our functional leaders will meet with the new teams to present operational plans and kick off integration activities

•	We will initiate a deeper level of customer communication

I know that many of you have questions, so we will work with Jive leadership on answering questions as they are submitted to the Aurea Q&A space on Brewspace. We will do our best to answer your questions quickly (before June 27), and look forward to responding to your questions then as well.

Thank you for your continued focus and commitment to your work at Jive. My team and I look forward to an incredible future together.

Scott